EXHIBIT 21

LIST OF SUBSIDIARIES

NAME	JURISDICTION OF INCORPORATION
AvTel Holdings, Inc.	California
CW Electronic Enterprises, Inc.	Illinois
Digital Media International, Inc.	Pennsylvania
DNS Communications, Inc.	Texas
NetLojix Telecom, Inc.	Delaware
Remote Lojix/PCSI, Inc.	New York
Remote Lojix of Connecticut, Inc.	Connecticut
Remote Lojix Technology Partners, Inc.	New York
Smith Technology Solutions, Inc.	California
Westnet Communications, Inc.	California